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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 17, 2003

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario
M5J 2T3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☒                        No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
October 17, 2003	By:	/s/ P.D. LAFRANCE P.D. Lafrance — Assistant Secretary

FALCONBRIDGE FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street PO Box 755 Toronto, Ontario CANADA M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FALCONBRIDGE REPORTS NET EARNINGS OF US$21.3 MILLION
IN THIRD QUARTER 2003
Commences reporting financial results in US currency

FOR IMMEDIATE RELEASE

        October 17, 2003, TORONTO, Ontario — Falconbridge Limited today reported consolidated earnings of US$21.3 million (11 cents US per common share) for the three months ended September 30, 2003. This compares with a loss of US$15 million (10 cents US per common share) for the corresponding period of 2002.

US Dollar Conversion

        Falconbridge has changed the currency in which it reports its financial statements from Canadian dollars to US dollars. This change was effective as of July 1, 2003. As a result, the Company's financial results and the management discussion in this report will be reflected in US dollars unless otherwise noted.

Commentary

        "Nickel prices continue to improve due to strong market fundamentals and have the potential to remain at high levels over the next few years. Demand is expected to remain strong with little new supply being forecast. Copper and zinc prices are also showing signs of recovery," stated Aaron W. Regent, President and Chief Executive Officer. "During the quarter we met many of our production targets but cost management continues to be a challenge due to a rising US/Canadian dollar exchange rate, high energy costs and increased mining intensity at our Sudbury and Kidd Creek operations. Cost management continues to be a top priority."

Management's Discussion & Analysis

Third Quarter 2003 Results

        Third quarter operating income of US$36 million compared with an operating loss of US$14.1 million for the same period of 2002. Consolidated revenues of US $484.5 million increased from US$346.2 million in the third quarter of 2002. Both increases reflect higher average realized nickel and copper prices which were up 34 percent and 21 percent, respectively, and nickel volumes, which were partially offset by lower copper volumes and by the impact of a higher US/Canadian dollar exchange rate on Canadian operating costs. Corporate costs of US$21.4 million were US$6.5 million lower than the same period last year. Reduced general and administrative and exploration costs continue to be realized from the co-ordination of certain activities between Falconbridge and its parent Noranda Inc. These gains were offset by the impact of a stronger Canadian dollar on Canadian corporate expenditures. During the quarter, cash flow from operations after working capital improved to US$126.2 million as compared to US$33.8 million for the corresponding period of 2002.

Nine Months Earnings

        For the nine months ended September 30, 2003, earnings were US$100.2 million (53 cents per common share), compared to earnings of US$26.8 million (12 cents per common share) for the first nine months of 2002. Year-to-date consolidated revenues of US$1,446.7 million were 34 percent higher than revenues of US$1,081.9 million in the three quarters of 2002 while operating income of US$148.6 million was significantly above the US$46.2 million realized in the first nine months of 2002. Both increases reflect significantly higher nickel prices that were up 30 percent and nickel volumes, higher copper prices offset by lower copper volumes and higher precious metal revenues.

        During the period, cash flow from operating activities after working capital changes was US$304.3 million compared to US$145.1 million for the first nine months of 2002.

Operations

Nickel Operations

        During the quarter, refined nickel production totaled 23,205 tonnes compared with 18,811 tonnes a year ago. Realized nickel and copper prices in the third quarter of 2003 increased by 34 percent and 21 percent, respectively, compared with the corresponding quarter in 2002. Operating income for the quarter increased to US$48.8 million from US$9.2 million a year ago as a result of these increased prices and sales volumes which offset the impact of higher operating costs.

Integrated Nickel Operations (INO)

        Sudbury mines production was 5,170 tonnes during the quarter. Compared to last year, nickel production was 4 percent lower primarily due to reduced ore grades (1.32 percent vs. 1.46 percent). The increased costs were due to the impact of a strengthening Canadian dollar on operating costs and higher labour costs (pension and benefits), maintenance costs, and ground support costs.

        At Raglan, nickel production in the quarter was 6,082 tonnes and copper production was 1,688 tonnes. Nickel and copper production improved over comparable period last year as higher ore grades offset the impact of lower mine tonnages. Operating costs in the quarter were higher than in 2002 due to the impact of a strengthening Canadian dollar on operating costs, higher contractor costs largely related to improving the performance at the mill and increased labour costs.

        Nickel and copper production from the Sudbury smelter of 11,373 and 3,824 tonnes, respectively, was higher than the 10,371 and 3,702 tonnes, respectively, produced in the third quarter of 2002. Consistent with prior years, the smelter was closed for seven weeks for a maintenance and vacation shutdown during the quarter. The smelter had a record production month in September for matte and nickel. Operating costs for the quarter were higher than last year due to the strengthening of the Canadian dollar.

        Nickel production at the Nikkelverk refinery of 15,912 tonnes and copper production of 8,882 tonnes were both well ahead of plan due to increased feed volumes being supplied from Sudbury. In addition, nickel production was 34 percent higher than in the corresponding quarter of the previous year and copper production increased by 51 percent. Operating costs in the quarter were also higher than the previous year due to the strengthening of the Norwegian kroner.

Falconbridge Dominicana, C. por A. (Falcondo)

        Falcondo's operating income for the period of US$17.3 million compares with income of US$4.2 million for the three months ended September 30, 2002. The higher contribution reflects a 29 percent rise in realized ferronickel prices (US$4.15 vs. US$3.22) and increased sales volumes which offset the impact of higher oil prices.

        In the quarter nickel production at Falcondo was 7,293 tonnes which exceeded plan and was 5 percent higher than a year ago. Cash operating costs were higher than in the corresponding quarter of 2002 essentially due to higher oil prices.

Copper Operations

        During the quarter, mined copper production totaled 75,035 tonnes compared with 79,744 tonnes a year ago. Operating income increased from US$4.7 million a year ago to US$8.6 million due to the impact of higher copper prices offset in part by lower sales volumes.

Kidd Operations

        Kidd incurred an operating loss of US$23.4 million in the quarter compared to an operating loss of US$10.1 million for the corresponding period of 2002. The loss reflects the impact of the 13-week shutdown of the zinc metallurgical operations and maintenance shutdowns at the copper smelter and refining operations. Lower treatment charges and the impact of a stronger Canadian dollar have also negatively impacted the results.

        Copper and zinc production from the Kidd Mine was lower than for the corresponding period of 2002 due to rehabilitation work in the upper mine required by ground control issues. Grades improved and are expected to continue to do so with increased tonnage in the upper part of the mine. The copper and zinc mine production forecast for 2003 has been revised to approximately 46,000 tonnes and 85,000 tonnes, respectively.

        Copper cathode production for the period was lower than the same period last year due to the completion of the smelter maintenance shutdown in July following a record 22-month campaign. As previously announced, zinc operations were down most of the quarter due to market-related reasons. The zinc operations were restarted early in October as planned. Manpower reductions announced in July are being implemented and the Metsite now has fewer than 800 employees. Copper cathode production for 2003 is now forecast at 128,000 tonnes, copper sales at 106,000 tonnes and zinc slab production at 96,000 tonnes.

Collahuasi

        Collahuasi's mine production in the third quarter, at 40,477 tonnes, was on budget but below the previous year's production due to expected lower ore grades. Cathode production at 7,241 tonnes compared to 6,794 tonnes in the third quarter of 2002. Falconbridge's share of Collahuasi's operating income for the three months ended September 30, 2003 was US$23.8 million compared to US$12.3 million for the third quarter of 2002. The increase reflects higher copper prices, partially offset by lower copper volumes. The expansion project continues on budget and on schedule. More than 60 percent of the work has been completed.

Lomas Bayas

        Production from Lomas Bayas of 15,663 tonnes was above plan for the quarter and represented a new quarterly record. Operating income for the three months ended September 30, 2003 was US$8.2 million. This compares with operating income of US$2.4 million for the corresponding 2002 period. The crusher expansion continues on schedule and on budget. A feasibility study of the adjacent Fortuna de Cobre deposit has been initiated. The Company has until 2006 to exercise an option to acquire the deposit for US$15 million.

Liquidity and Capital Resources

        Cash generated from operations totaled US$126.2 million compared to US$33.8 million for the third quarter of 2002. Capital expenditures and deferred project costs were US$91.8 million, up from US$59.8 million for the same period in 2002. Dividends of US$10.9 million were paid during the quarter.

        Cash resources stood at US$301.4 million at September 30, 2003. The net debt to net debt plus equity ratio fell to 38 percent at the end of September from 42 percent at the end of 2002.

Other Developments

Nickel Rim South

        Additional surface drilling continues to define the resource which remains open to the north-east and also to finalize the location of the necessary exploration infrastructure for an underground definition program. A bankable feasibility study for this program is underway and will be presented to the Board of Directors early in the first quarter of 2004.

Montcalm

        Work continues on securing the necessary operating permits to start the construction and operation of the Montcalm nickel project. The Company is in discussions with both the government and other groups and is optimistic that an agreement can be reached which addresses concerns that have been raised. The net capital cost to develop the project after pre-production revenues is estimated at CDN$100 million, and includes CDN$19 million for working capital.

Koniambo

        Work on the Koniambo project in New Caledonia continues to advance. The project team is mobilized to begin the bankable feasibility study which is expected to begin shortly. Discussions with the French government about the financing structure of the project continues to progress.

Dividend Payment

        On October 17, 2003 the Board of Directors declared dividends of 10 cents CDN per Common Share payable November 12, 2003 to shareholders of record October 29, 2003 and of 2 cents CDN per Preferred Share Series 1 payable December 1, 2003 to shareholders of record November 17, 2003. For Preferred Share Series 2, a dividend of 36.72 cents CDN per share was declared and is payable December 1, 2003 to shareholders of record November 17, 2003. The Company intends to continue paying the common share dividend in Canadian dollars but will review the situation on a periodic basis. The preferred share dividends will continue to be declared in Canadian dollars.

        This press release contains forward-looking statements regarding Falconbridge's nickel, copper, zinc and precious metals production levels, sensitivity of financial results to changes in metals prices and exchange rates and other costs, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond Falconbridge's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in the principal markets for Falconbridge's products, the supply and demand for metals to be produced, deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over London Metal Exchange cash and other benchmark prices, tax benefits, the Canadian – U.S. dollar and other exchange rates, the timing of the development of, and capital costs and financing arrangements associated with projects, the timing of the receipt of governmental and other approvals, political unrest or instability in countries where Falconbridge is active, risks involved in mining, processing and exploration activities, market competition and labour relations and other risk factors listed from time to time in Falconbridge's annual reports.

        Note: All dollar amounts are expressed in US dollars unless otherwise noted. Condensed consolidated financial statements are attached.

        Log on to www.falconbridge.com to access Falconbridge's quarterly teleconference that is being held at 3 p.m. (EDT) today, October 17, 2003. A recording of the call will be posted on the site as soon as it is available.

For further information please contact:

Denis Couture, Vice-President, Investor Relations, Communications & Public Affairs
416-982-7020
denis.couture@toronto.norfalc.com

Michael Doolan, Senior Vice-President and Chief Financial Officer
416-982-7355
Michael.doolan@toronto.norfalc.com

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2003	2002	2003	2002
	(unaudited — in thousands of US dollars)
Revenues	$484,484	$346,208	$1,446,741	$1,081,948

Operating expenses
Costs of metal and other product sales (note 3)	352,449	261,184	1,024,501	768,318
Selling, general and administrative (note 7)	19,582	21,156	63,349	64,305
Depreciation and amortization	60,160	58,236	182,859	178,255
Exploration	7,757	8,121	17,681	17,612
Research and process development	2,761	1,731	6,822	5,896
Other (income)/expense (note 4)	5,822	9,891	2,910	1,341

	448,531	360,319	1,298,122	1,035,727

Operating income (loss)	35,953	(14,111)	148,619	46,221

Interest (note 6)	12,253	12,947	37,151	37,844
Earnings (loss) before taxes and non-controlling interest	23,700	(27,058)	111,468	8,377

Income and mining taxes	1,179	(12,312)	9,206	(18,530)
Non-controlling interest in earnings of subsidiaries	1,194	269	2,097	96

Earnings for the period	$21,327	$(15,015)	$100,165	$26,811
Dividends on preferred shares	2,212	2,013	6,294	5,973

Earnings (loss) attributable to common shares	$19,115	$(17,028)	$93,871	$20,838

Basic and diluted earnings per common share	$0.11	$(0.10)	$0.53	$0.12

FALCONBRIDGE LIMITED

EARNINGS (LOSS) CONTRIBUTIONS

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2003	2002	2003	2002
	(unaudited — in thousands of US dollars)
Principal operations —
Integrated Nickel Operations (INO)	$31,551	$4,944	$123,020	$55,318
Falconbridge Dominicana, C. por A.	17,260	4,235	29,737	3,051

Nickel Operations	48,811	9,179	152,757	58,369

Kidd Creek Operations	(23,418)	(10,109)	(54,156)	(33,194)
Collahuasi	23,785	12,341	76,911	60,542
Lomas Bayas	8,190	2,420	18,911	12,162

Copper Operations	8,557	4,652	41,666	39,510

Corporate costs	(21,415)	(27,942)	(45,804)	(51,658)

Operating income (loss)	35,953	(14,111)	148,619	46,221
Interest	12,253	12,947	37,151	37,844
Income and mining taxes	1,179	(12,312)	9,206	(18,530)
Non-controlling interest in earnings of subsidiaries	1,194	269	2,097	96

Earnings (loss) for the period	21,327	(15,015)	100,165	26,811
Dividends on preferred shares	2,212	2,013	6,294	5,973

Earnings (loss) attributable to common shares	$19,115	$(17,028)	$93,871	$20,838

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30, 2003	December 31, 2002
		(As Restated. See note 2)
	(unaudited — in thousands of US dollars)
ASSETS
Current
Cash and cash equivalents	$301,405	$164,563
Accounts and metals settlements receivable	251,255	216,754
Inventories (note 3)	375,686	330,228

Total current assets	928,346	711,545

Property, plant and equipment (note 3)	2,852,170	2,561,015
Deferred expenses and other assets	176,245	125,846

Total assets	$3,956,761	$3,398,406

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued charges	$221,339	$192,949
Income and other taxes payable	19,894	12,134
Long-term debt due within one year	70,637	63,137

Total current liabilities	311,870	268,220

Long-term debt (note 4)	1,142,517	991,020
Collahuasi project debt	226,253	226,253
Future income and mining taxes (note 3)	155,324	153,166
Employee future benefits	167,288	151,667
Other long-term liabilities	99,746	72,966
Non-controlling interest	24,284	18,984

Total liabilities	2,127,282	1,882,276

Shareholders' equity (note 3)	1,829,479	1,516,130

Total liabilities and shareholders' equity	$3,956,761	$3,398,406

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Nine months ended Sept. 30, 2003		Nine months ended Sept. 30, 2002
	Number	Amount	Number	Amount
	(unaudited — in thousands of US dollars)
Share capital
Authorized
Unlimited preferred shares
Unlimited common shares
Issued
Common shares
Balance, beginning of period	177,603,432	$1,430,382	176,977,146	$1,422,170
Issued pursuant to employee stock options	112,700	7,855	40,900	479
Repurchase of common shares	(600,000)	(5,435)

Balance, end of period	177,116,132	1,432,803	177,018,046	1,422,649

Preferred shares Series 1
Balance, beginning and end of period	89,835	587	89,835	587

Preferred shares Series 2
Balance, beginning and end of period	7,910,165	129,209	7,910,165	129,209

Contributed surplus		2,617		2,262

Surplus (Deficit)
Balance, beginning of period		(77,231)		(69,911)
Adjustment for change in accounting policies
Capitalisation of interest (Note 3)		37,821		32,012
Costing of Inventory (Note 3)		33,669		35,590
Stock based compensation		—		(152)
Earnings for the year		100,165		26,811
Dividends
— Common shares		(37,063)		(33,875)
— Preferred shares		(6,294)		(5,973)
Loss on repurchase of common shares		(1,511)

Balance, end of period		49,556		(15,499)

Cumulative translation adjustment		214,707		(45,902)

Total shareholders' equity		$1,829,479		$1,493,306

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2003	2002	2003	2002
	(unaudited — in thousands of United States dollars)
Operating activities
Earnings (loss) for the period	$21,327	$(15,015)	$100,165	$26,811
Add (deduct) items not affecting cash
Depreciation and amortization	60,170	58,236	182,868	178,255
Future income and mining taxes	(9,605)	(15,674)	(12,212)	(24,346)
Non-controlling interest in (loss) earnings of subsidiaries	(260)	268	642	95
Other	16,642	1,403	18,190	18,504
Contributions to pension fund in excess of provision	(3,988)	(2,185)	(9,166)	(5,361)

Cash provided by operating activities before working capital changes	84,286	27,033	280,487	193,958
Net change in receivables, inventories and payables	41,886	6,770	23,792	(48,882)

Cash provided by operating activities	126,172	33,803	304,279	145,076

Investing activities
Capital expenditures and deferred project costs	(91,740)	(59,745)	(232,526)	(170,013)
Proceeds on disposal of assets	14	3	565	133
Change in other assets	(19,605)	(4,413)	(34,051)	(9,444)

Cash used in investing activities	(111,331)	(64,155)	(266,012)	(179,324)

Financing activities
Long-term debt, including current portion:
Issued	0	0	277,490	330,171
Repaid	(19,606)	(5,999)	(138,060)	(215,836)
Dividends paid	(14,949)	(13,668)	(43,023)	(39,848)
Repurchase of common shares	0	0	(5,277)
Issue of common shares	6,041	20	7,445	479

Cash used in (provided by) financing activities	(28,514)	(19,647)	98,575	74,966

Cash (used) provided during the period	(13,673)	(49,999)	136,842	40,718
Cash and cash equivalents, beginning of period	315,078	215,241	164,563	124,524

Cash and cash equivalents, end of period	$301,405	$165,242	$301,405	$165,242

FALCONBRIDGE LIMITED

SALES OF PRODUCTS AND AVERAGE REALIZED PRICES

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
	(unaudited)
Metal sales (tonnes, except precious metals and silver) Integrated Nickel Operations (INO)
Nickel	17,558	14,780	58,510	50,289
Nickel purchased for resale	—	—	—	396

Total	17,558	14,780	58,510	50,685

Copper	12,093	11,470	42,702	40,731
Precious metal revenues (US$ 000's)	22,686	20,075	67,400	57,687
Ferronickel	7,361	6,279	20,352	14,282
Kidd Creek Division
Zinc (including metal in concentrate)	25,407	34,508	89,285	108,699
Copper (including metal in concentrate)	26,098	29,699	81,246	79,205
Silver (000's ounces)	1,550	986	4,307	2,488
Collahuasi
Copper (including metal in concentrate)	37,281	42,390	128,508	137,767
Lomas Bayas
Copper	15,601	14,402	44,996	44,665
Total Sales
Nickel	24,919	21,059	78,862	64,967
Copper	91,073	97,961	297,452	302,368
Average prices realized (U.S.$ per pound, except silver)
Nickel	$4.33	$3.23	$3.99	$3.09
Ferronickel	4.15	3.22	3.87	3.15
Copper	0.81	0.67	0.78	0.72
Zinc	0.41	0.38	0.40	0.39
Silver (U.S.$ per ounce)	4.83	4.70	4.72	4.64
Exchange rate before hedge (US$1=Cdn$)	$1.38	$1.56	$1.44	$1.53
Exchange rate after hedge (US$1=Cdn$)	$1.38	$1.55	$1.46	$1.51

FALCONBRIDGE LIMITED

PRODUCTION DURING THE PERIOD

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
	(unaudited)
Mine production (tonnes)
Sudbury
Nickel	5,170	5,379	18,473	21,200
Copper	6,098	6,424	22,622	23,721
Raglan
Nickel	6,082	5,980	19,494	17,493
Copper	1,688	1,604	5,110	4,678
Falcondo
Ferronickel	7,293	6,948	20,737	17,212
Kidd Mining Division
Copper	11,109	10,744	32,482	32,784
Zinc	19,782	27,336	57,433	79,824
Silver (000's ounces)	604	773	1,891	2,755
Collahuasi
Copper	40,477	46,279	128,203	139,291
Lomas Bayas
Copper	15,663	14,693	45,044	43,883
Total mine output
Nickel	18,545	18,307	58,704	55,905
Copper	75,035	79,744	233,461	244,357
Metal production (tonnes)
Sudbury — Smelter output
Nickel	11,373	10,371	42,057	39,749
Copper	3,824	3,702	14,479	14,073
Nikkelverk — Refinery output
Nickel	15,912	11,863	56,615	47,234
Copper	8,882	5,886	26,260	21,352
Falcondo
Ferronickel	7,293	6,948	20,737	17,212
Kidd Metallurgical Division
Zinc plant output — zinc	5,301	34,278	74,202	106,717
Copper Cathode — refinery output	24,448	39,327	99,431	110,467
Blister Copper	22,487	35,436	95,531	108,139
Collahuasi
Copper	7,241	6,794	20,686	19,802
Lomas Bayas
Copper	15,663	14,693	45,044	43,883
Total refined output
Nickel	23,205	18,811	77,352	64,446
Copper	56,234	66,700	191,421	195,504

FALCONBRIDGE LIMITED

CONSOLIDATED EARNINGS SEGMENTED

(US$ 000's)

	1999	2000	2001
Principal operations:
Integrated Nickel Operations	76,269	194,756	54,535
Falconbridge Dominicana	31,059	75,401	(11,515)
Kidd Creek	21,905	23,723	(40,959)
Collahuasi	97,884	139,235	79,344
Lomas Bayas	0	0	4,912
Corporate costs	(26,767)	(69,126)	(69,036)

Operating income (loss)	200,350	363,989	17,281
Interest	73,054	72,059	56,155
Taxes	21,469	36,421	(48,665)
Non-controlling interest in earnings of subsidiaries	2,088	5,409	(749)

Earnings (loss)	103,739	250,100	10,540
Dividends on preferred shares	7,803	7,959	7,798

Earnings (loss) attributable to common shares	95,936	242,141	2,742

Earnings (loss) per common share	0.54	1.37	0.02

FALCONBRIDGE LIMITED

CONSOLIDATED EARNINGS SEGMENTED

(US$ 000's)

	2002
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	12 mos.
Principal operations:
Integrated Nickel Operations	25,071	25,303	4,944	30,648	85,966
Falconbridge Dominicana	(9,736)	8,552	4,235	(1,654)	1,397
Kidd Creek	(13,062)	(10,023)	(10,109)	(14,413)	(47,607)
Collahuasi	20,378	27,823	12,341	21,903	82,445
Lomas Bayas	5,511	4,231	2,420	5,155	17,317
Corporate costs	(10,998)	(12,718)	(27,942)	(9,775)	(61,433)

Operating income (loss)	17,164	43,168	(14,111)	31,864	78,085
Interest	11,620	13,277	12,947	12,742	50,586
Taxes	(7,853)	1,635	(12,312)	(3,934)	(22,464)
Non-controlling interest in earnings of subsidiaries	(733)	560	269	(117)	(21)

Earnings (loss)	14,130	27,696	(15,015)	23,173	49,984
Dividends on preferred shares	1,959	2,002	2,013	1,991	7,965

Earnings (loss) attributable to common shares	12,171	25,694	(17,028)	21,182	42,019

Earnings (loss) per common share	0.07	0.14	-0.10	0.12	0.24

FALCONBRIDGE LIMITED

CONSOLIDATED EARNINGS SEGMENTED

(US$ 000's)

	2003
	1st Qtr.	2nd Qtr.	3rd Qtr.	9 mos.
Principal operations:
Integrated Nickel Operations	44,419	47,050	31,551	123,020
Falconbridge Dominicana	4,526	7,951	17,260	29,737
Kidd Creek	(13,943)	(16,795)	(23,418)	(54,156)
Collahuasi	27,660	25,466	23,785	76,911
Lomas Bayas	5,935	4,786	8,190	18,911
Corporate costs	(6,573)	(17,816)	(21,415)	(45,804)

Operating income (loss)	62,024	50,642	35,953	148,619
Interest	12,065	12,833	12,253	37,151
Taxes	10,452	(2,425)	1,179	9,206
Non-controlling interest in earnings of subsidiaries	328	575	1,194	2,097

Earnings (loss)	39,179	39,659	21,327	100,165
Dividends on preferred shares	2,043	2,039	2,212	6,294

Earnings (loss) attributable to common shares	37,136	37,620	19,115	93,871

Earnings (loss) per common share	0.21	0.21	0.11	0.53

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SIGNATURES
FALCONBRIDGE REPORTS NET EARNINGS OF US$21.3 MILLION IN THIRD QUARTER 2003 Commences reporting financial results in US currency
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF EARNINGS
FALCONBRIDGE LIMITED EARNINGS (LOSS) CONTRIBUTIONS
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FALCONBRIDGE LIMITED SALES OF PRODUCTS AND AVERAGE REALIZED PRICES
FALCONBRIDGE LIMITED PRODUCTION DURING THE PERIOD
FALCONBRIDGE LIMITED CONSOLIDATED EARNINGS SEGMENTED (US$ 000's)
FALCONBRIDGE LIMITED CONSOLIDATED EARNINGS SEGMENTED (US$ 000's)
FALCONBRIDGE LIMITED CONSOLIDATED EARNINGS SEGMENTED (US$ 000's)